[Jones Day Letterhead ]
July 21, 2008
Mr. David L. Orlic
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4561
Washington, D.C. 20549

Re:	Dell Inc.
Registration Statements on Form S-1 (the “Form S-1s”)
Filed June 5, 2008
File Nos. 333-151459, 333-151460, 333-151463

Form 10-K for the Fiscal Year Ended February 1, 2008
Filed March 31, 2008
File No. 000-17017
Dear Mr. Orlic:
     On behalf of Dell Inc. (the “Company”), we are writing to respond to your letter dated July 2, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
     We have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in your letter.
Registration Statements on Form S-1
General
1.	Please disclose how you determined the Purchase Period for each rescission offer and how you determined that it was not appropriate to extend the rescission offer to all affected purchasers. In your response letter, please also tell us why the Purchase Period for the ESPP rescission offer appears to extend from January 1, 2006, to December 31, 2006, while the Purchase Period for the retirement plan rescission offers extends from March 31, 2006, to April 3, 2007.

Response: In response to the Staff’s comment, the Company has added disclosure under the caption “Questions and Answers about the Rescission Offer—Why are you making the Rescission Offer?” in each of the Form S-1s.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

The Company believes that the statute of limitations period applicable to potential claims for rescission under the Securities Act of 1933 is one year. After deciding to proceed with the rescission offers, the Company selected a date that approximated the latest date on which unregistered sales were made under either of the retirement plans as the ending date for purchase periods with respect to the retirement plans, and selected the date that was twelve months earlier (rounded to the preceding calendar month end) as the beginning date of such purchase periods. In the case of the ESPP, under which purchases were effected only once per calendar quarter, on the last day of each calendar quarter, the Company selected the end of the latest quarter during which unregistered sales were made under the ESPP as the ending date for the purchase period, and selected the date that was twelve months earlier as the beginning date of such purchase period.

2.	You have permitted partial acceptance of the rescission offer by a purchaser only with respect to the ESPP. Please tell us why you are not extending similar terms to purchasers under the retirement plans.

Response: The Staff is supplementally advised that the Company elected not to permit partial acceptances of the rescission offers in relation to the 401(k) Plan and the Canadian Retirement Plans because the Company believes that the unitized nature of the offerees’ investments in the plans (i.e., offerees invest in shares of Company common stock indirectly through investments in units representing an interest in a combination of shares of Company common stock and cash) would make it impractical, as an administrative matter, to allow offerees to make partial acceptances of the rescission offers. Furthermore, the Company believes that the approach of not permitting partial acceptances has been taken consistently in connection with rescission offers involving unitized plans undertaken by other issuers. The Company elected to permit partial acceptances of the rescission offer in relation to the ESPP because the administrative impracticalities referred to above do not exist with respect to the ESPP rescission offer.

3.	Consider identifying in the prospectus itself, rather than through incorporation by reference, the high and low sales prices for your common stock for each quarter during the past two years and any subsequent interim period for which financial statements are included. Please also consider disclosing in the registration statements for the retirement plan rescission offers the highest and lowest values of the Units for each quarter covered by the financial statements included in the filing, so that investors may take this information into account when deciding whether or not to accept the rescission offers.

Response: In response to the Staff’s comment, the Company has added disclosure regarding common stock price history under the caption “Terms of the Rescission Offer” in each of the Form S-1s. In addition, the Company has added disclosure regarding unit value history under the caption “Terms of the Rescission Offer” in each of the Form S-1s relating to the retirement plans.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

4.	With respect to the retirement plan rescission offers, your registration statements are set up to provide offerees with the price of your common stock as of a recent date, but they do not disclose how many shares are represented by each Unit. Please confirm that a purchaser has the ability to ascertain how many shares of common stock are represented by each Unit held by such purchaser at any given time, and ensure that the applicable prospectus clearly describes how purchasers may do so.

Response: The Staff is supplementally advised that a purchaser has the ability to determine approximately how many shares of common stock are represented by each Unit held by such purchaser at any given time by dividing the NAV per Unit (which is available by accessing the purchaser’s online account) by the per share stock price (which is available from a variety of public sources). However, because the Company’s historical communications with Plan participants have focused almost exclusively on Units and NAVs, rather than shares and share prices, the Company believes that it could be confusing to offerees to suggest that they need to undertake calculations to convert numbers of Units into numbers of shares.

5.	Please disclose how you determined that it was appropriate to calculate interest on the basis of the highest weekly average 1-year constant maturity U.S. Treasury yield in effect at any time during the Purchase Period, rather than, for instance, the statutory interest rate currently in effect in the state where you are incorporated, the state where your principal place of business is located, or the state in which the majority of persons to whom you are making the rescission offer are resident. In your response, please also tell us your determination as to whether the interest rate you have chosen would constitute “legal interest” as that term is used in Rule 13e-4(h)(6) under the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company has added disclosure under the caption “Terms of the Rescission Offer.” The Staff is supplementally advised that, except with respect to the rescission offer for the Canadian Retirement Plans, the offerees in the rescission offers reside in a multitude of U.S. (and, in the case of the rescission offer for the ESPP, non-U.S.) jurisdictions. Accordingly, the Company determined that the use of a widely used (i.e., federal) reference rate of interest is appropriate. At least one widely used federal reference rate of interest that has been used in rescission offers conducted by other issuers and that was considered by the Company — the weekly average 1-year constant maturity Treasury yield for the week which includes the expiration date of the rescission offer — would have resulted in less interest being paid in connection with the rescission offers. Ultimately, the Company determined that the rate of interest selected is appropriate to fairly compensate the offerees for the time value of the funds paid to purchase the shares subject to the rescission offers in light of prevailing market rates of interest since the beginnings of the applicable purchase periods and the relatively high quality of the Company’s credit.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

The term “legal interest” does not appear to be defined in the Securities Exchange Act or the rules of the Commission promulgated thereunder. The Company is not aware of any reason why a rate of interest at an annual rate determined by using the weekly average 1-year constant maturity U.S. Treasury yield would not constitute “legal interest” for purposes of Rule 13e-4(h)(6), and notes that it has been used in connection with rescission offers by other issuers, including ING Senior Income Fund and NovaStar Financial, Inc.
Questions and Answers about the Rescission Offer
What happens if I do not return the Rescission Offer Acceptance Form?
6.	Please qualify the reference to the securities not tendered into the rescission offer thereafter being “freely tradeable” with a statement regarding the continued applicability of any agreement pursuant to which the shares were issued or other transfer restrictions that may relate to the shares.

Response: The Staff is supplementally advised that there are no contractual transfer restrictions on shares of common stock purchased pursuant to the ESPP and, subject to occasional blackout periods (such as those that will be implemented in connection with the completion of the rescission offers relating to the retirement plans, as disclosed in the prospectuses relating to such rescission offers), there are no restrictions on the ability of the participants in the applicable retirement plans to change their investment elections from Units to any of the other investment choices offered by the applicable retirement plans. Because participants in the applicable retirement plan are not permitted to withdraw shares of common stock from their plan accounts, the references to shares being freely tradable following the completion of the rescission offers relating to the retirement plans have been deleted from the applicable prospectuses.
Background and Reasons for the Rescission Offer
7.	We note the following statements in your registration statements:
•	“We have discovered that we inadvertently exceeded the number of shares of our common stock registered with the SEC for offer and sale to participants in the ESPP,” page 9, Form S-1 (file no. 333-151459);

•	“We have discovered that we inadvertently failed to register our common stock with the SEC for sale to participants in the Plans,” page 10, Form S-1 (file no. 333-151460); and

•	“We have discovered that we inadvertently exceeded the number of shares of our common stock registered with the SEC for sale to participants in the Plan,” page 11, Form S-1 (file no. 333-151463).

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

Please expand the disclosure in each of your registration statements to provide further detail regarding the nature of the potential federal securities law violation(s). For example, specify the section(s) of the Securities Act of 1933 that may have been violated as well as the section(s) of the Act that may give rise to liability as a result of the possible violations. Also disclose in each prospectus how and when you discovered the possible securities law violations.

Response: In response to the Staff’s comment, the Company has added disclosure under the caption “Background and Reasons for the Rescission Offer” in each of the Form S-1s.
Effect of the Rescission Offer
8.	Please disclose the approximate aggregate dollar amount of funds you would need to expend if all eligible purchasers were to accept the applicable rescission offer. Please also disclose in each prospectus the approximate aggregate dollar amount of funds you would need to expend if all eligible purchasers in all three concurrent rescission offers were to accept those offers. We note in this regard your disclosure in the registration statements that you have sufficient funds available to pay for the purchase of any securities tendered as a result of the rescission offer.

Response: As disclosed in the Form S-1s, the Company has sufficient funds available to pay for the purchase of any securities tendered as a result of the rescission offer. As of May 2, 2008, the Company had cash and cash equivalents totaling more than $8.0 billion. The Staff is supplementally advised that the Company estimates that the aggregate dollar amount of funds that it would need to expend if all eligible purchasers in all three concurrent rescission offers were to accept those offers would be less than 2.0% of that amount. Accordingly, the Company believes that the requested disclosure is not material to offerees in the context of their decisions to accept or reject the rescission offers.

9.	In addition, please disclose the percentage of shares and Units subject to the rescission offers that would be eligible for repurchase, based on estimates using the company’s current stock price. In other words, state the number of shares of common stock or Units, as applicable, that were purchased at a price lower than the current price of such security.

Response: Based in part on the information included in the Company’s response to Comment 8 above, the Company believes that the requested disclosure is not material to offerees in the context of their decisions to accept or reject the rescission offers.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

Terms of the Rescission Offer
10.	In the last paragraph of this section, please disclose any recent sales or purchases of common stock made by or on behalf of the issuer. We note the repurchase program disclosed in your most recent annual and quarterly reports. In your response letter, please tell us your analysis as to the applicability of Regulation M and Rule 14e-5 under the Exchange Act to the rescission offer.

Response: In response to the Staff’s comment, the Company has added disclosure under the caption “Terms of the Rescission Offer” in each of the Form S-1s.

As discussed below, the Company believes that the rescission offers do not raise the types of concerns that Regulation M and Rule 14e-5 were intended to address.

In general, Regulation M regulates purchases of securities by an issuer or any affiliated purchaser in connection with a distribution of securities of the same class effected by or on behalf of the issuer. For purposes of Regulation M, “distribution” is defined as “an offering of securities . . . that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

The Company believes that the rescission offers do not constitute “distributions” within the meaning of Regulation M in light of (1) the small magnitude of the shares of common stock of the Company subject thereto in relation to the amounts of such shares outstanding and held by non-affiliates and in relation to the trading volumes in such shares and (2) the absence of special selling efforts in connection with the rescission offers. Moreover, the Company believes that the nature of the transactions contemplated by the rescission offers — the rescission of prior purchases of the shares subject to the rescission offers — is fundamentally different than the distributions to which Regulation M was intended to apply. In this regard, the Company’s review of the available literature addressing the issue suggests that rescission offers generally are more appropriately treated as involving bids for and purchases of securities than distributions of securities. See e.g., Oppenheimer Senior Floating Rate Fund No-Action Letter (2005); Hughes Supply, Inc. No-Action Letter (2004); Google, Inc. No-Action Letter (2004); Rowe, Michelle, Rescission Offers Under Federal and State Securities Law, 12 J. Corp. L. 383, 406-409 (1987).

In addition, the Staff is supplementally advised that the repurchases by the Company of shares of its common stock pursuant to its previously announced stock repurchase program have been, and will be, effected in a manner intended to comply with Exchange Act Rule 10b-18, thus providing additional assurance that the type of manipulation that Regulation M seeks to prevent will not exist in connection with the rescission offers.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

In general, Exchange Act Rule 14e-5 prohibits, in connection with a tender offer for equity securities, the purchase by the offeror and its affiliates of securities of the class to which the tender offer relates except as part of the tender offer.
The term “tender offer” does not appear to be defined in the Securities Exchange Act or the rules of the Commission promulgated thereunder. In considering whether a particular transaction or series of transactions involves a tender offer, courts have considered to varying degrees the eight factors identified by the court in Wellman v. Dickinson, 682 F.2d 355 (2d Cir. 1982), and whether the circumstances presented are such that the offerees in the transactions need the protections of the Williams Act in connection with the transactions. In this regard, the following factors would tend to suggest that the rescission offers do not constitute a tender offer: (1) the limited and targeted nature of the solicitation; (2) the non-substantial percentage of the Company’s common stock that is subject to the rescission offers; (3) the non-contingent nature of the rescission offers; (4) the absence of pressure on the offerees to sell their shares; and (5) the absence of a concurrent and rapid accumulation of shares. More importantly, the Company believes that the rescission offers do not present circumstances in which the offerees need the protections of the Williams Act, as their interests are adequately protected by the other provisions of the federal securities laws, including the registration and prospectus delivery requirements of the Securities Act.
With respect to Rule 14e-5 in particular, the Company believes that market purchases pursuant to its previously announced stock repurchase plan neither provide any advantages to the sellers in those transactions that are not equally available (directly or indirectly) to the offerees in the rescission offers, nor provide any incentive to the offerees in the rescission offer to forego the rescission offer in order to sell shares to the Company outside of the rescission offer. To the contrary, the Company believes that it would not make economic sense for offerees to accept the rescission offers if they were able to realize an equal or greater price for their shares on the open market. Moreover, the Company believes that, given the numbers of shares to which its repurchase orders typically relate, it is unlikely that persons eligible to participate in the rescission offers would be sellers in the Company’s repurchase transactions. Finally, the Company believes that compliance with Exchange Act Rule 10b-18, as described above, should provide adequate protection against any possible effects that the Company’s share repurchases might have on prevailing market prices for shares of its common stock, and any concomitant effect that such market prices may have on the decisions of offerees with respect to the rescission offers.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

Exhibits
11.	You do not appear to be filing tax opinions as exhibits to your registration statements. Please advise as to why you consider this to be unnecessary. Refer to Item 601(b)(8) of Regulation S-K.

Response: The Staff is supplementally advised that the Company has determined that the discussion with respect to the federal income tax consequences in the Form S-1s relating to the retirement plans is not material to offerees in deciding whether to accept the rescission offers, and has been included solely for informational purposes. Accordingly, the Company believes that no tax opinion is required under Item 601(b)(8) of Regulation S-K in connection with those Forms S-1s. In response to the Staff’s comment, but without necessarily concluding that the discussion with respect to the federal income tax consequences in the Form S-1 relating to the ESPP is material, the Company proposes to file a tax opinion as an exhibit to that Form S-1.
Form S-1 (file no. 333-151460)
General
12.	On the cover page of the prospectus and elsewhere in the filing, you state that you have been advised by your Canadian counsel with respect to certain Canadian provincial and U.S. federal securities law matters. Please tell us what consideration you gave to filing the written consent of your Canadian counsel with respect to these statements as an exhibit to the registration statement. See Rule 436 under the Securities Act of 1933.

Response: The Staff is supplementally advised that the references to Canadian counsel have been deleted from the applicable prospectus.
Form 10-K for the Fiscal Year Ended February 1, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 30
13.	We note that Selling, General and Administrative expenses increased approximately $1.6 billion in 2008, yet your disclosures appear only to identify and quantify approximately $230 million of this increase. Please tell us how you considered Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835.

Response: The Staff is supplementally advised that approximately $230 million of the $1.6 billion overall increase in Selling, General and Administrative expenses were

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

specifically quantified because they represent items that may not be recurring expenses and therefore would not necessarily be indicative of future operating results. The Company felt it important to discuss both the nature and the specific dollar amount of these items in order to give investors greater transparency into those unusual or infrequent items that impacted the results of operations during the year. In addition, a substantial portion of the remaining increase in Selling, General and Administrative expenses is largely attributable to the increase in revenue over the prior year. The Company’s Selling, General and Administrative costs fluctuate with revenue due to marketing expenses, sales commissions and related sales compensation costs. For example, if the fiscal year 2007 Selling, General and Administrative expense percentage of revenue of 10.3% had held constant into fiscal year 2008, the growth in revenue in fiscal year 2008 would have contributed to a corresponding increase in Selling, General and Administrative expenses of approximately $350 million.
For the remaining approximately $1 billion increase, the Company disclosed that the primary causes were increases in compensation and benefits expenses (including bonuses) and higher outside consulting fees. These items represent other significant components of Selling, General and Administrative expenses that, in the Company’s judgment, were necessary disclosures to provide the reader with an understanding of the Company’s results of operations. The Company also disclosed that employee bonus expense increased substantially in fiscal year 2008 as bonuses were paid at a reduced amount in fiscal year 2007. In the Company’s fourth quarter fiscal year 2008 earnings release, the Company disclosed that its fiscal year 2007 fourth quarter results were impacted by a $207 million reduction in the provision for employee bonuses. While this does not correlate directly to the aggregate amount by which employee bonuses increased in fiscal year 2008, it does provide additional qualitative and quantitative information about some of the underlying causes of the increase in Selling, General and Administrative expenses in fiscal year 2008. In addition, information is available to shareholders related to the Company’s headcount totals on a quarterly basis. The average headcount in fiscal year 2008 increased nearly 6% over the prior year, resulting in increased compensation and benefit costs.
Based on the above, the Company believes that it has complied with the rules as detailed in Item 303(a)(3) of Regulation S-K. The Company has described both those items which are unusual or infrequent and may not be indicative of future operating results, as well as the trends that had a significant impact on income from continuing operations.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

Financial Statements
Consolidated Statements of Cash Flows, page 49
14.	Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

Response: The Staff is supplementally advised that, historically, the Company has interpreted paragraph 18 of SFAS 115 and SFAS 95 to allow gross presentation of the investment purchases and combined gross presentation of investment sales and maturities for each of the available-for-sale and held-to-maturity security classifications. The Company’s investments are investments classified as available-for-sale. The investment activity presented as investing cash flows, purchases as well as maturities and sales, represents the gross inflows and gross outflows of cash associated with these investments.

The Company’s investment portfolio consists primarily of high credit quality debt securities with effective maturities of less than five years, as disclosed in Note 2 of the fiscal year 2008 Form 10-K. Therefore, the Company believes that the gross inflows for sales and maturities of these investments presented together provides meaningful information to the Company’s investors and complies in all material respects with the disclosure requirements of SFAS 115 and SFAS 95.

The Staff is further advised that the Company has no investments classified as held-to-maturity. Investments classified as trading securities are reported as cash flows from operations based on the purpose of the investment, but such investment activity is not deemed material to present separately in the cash flows from operations section of the statement of cash flows. For the years ended February 1, 2008 and February 2, 2007, investments classified as trading had $14 million gross cash proceeds and $1 million gross cash purchases, and $6 million gross cash proceeds and $6 million gross cash purchases, respectively, which was deemed immaterial for separate disclosure on the statement of cash flows. Currently, they are presented net within the changes in noncurrent assets and liabilities.
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 53
15.	We note your disclosures regarding your new retailer business. Please tell us how your accounting for retailer returns complies with SFAS 48 and SAB Topic 13.A.4.b, Question 5. In this regard, it is unclear to us how the contractual cap for

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

returns represents a reliable estimate of returns as required by paragraph 6(f) of SFAS 48. As part of your response, please tell us how actual returns have compared to the contractual caps.
Response: The Staff is supplementally advised that the Company is not asserting that the contractual cap represents the estimate of future returns. In arrangements where the Company sells products to a retail customer with a capped right of return (i.e., the retailer is limited to returning at most 5% of the products shipped to the retailer), the retailer has no right to return any units exceeding the capped amount. Accordingly, SFAS 48 does not apply to the units over and above the cap since there is no right of return on those units and revenue may be recognized relative to those units upon delivery, assuming that all other revenue recognition criteria are met. The product units shipped that are contractually allowed to be returned (i.e., the quantities up to the capped amount) are subject to SFAS 48. However, at this time the Company does not believe that it can make a reliable estimate of the quantity of product subject to return rights that will actually be returned. Accordingly, the Company defers the revenue and cost of goods relative to the capped amount (i.e., quantities subject to right of return), until the return right lapses.
For example, if the Company has an arrangement with a retailer where up to, but no more than, 5% of the product shipped to the retailer is subject to a right of return, then if the Company ships 100 units of the product to the retailer, 5 of the units are subject to a right of return and SFAS 48 must be applied to those 5 units. If the Company cannot reliably estimate how many of the 5 units will ultimately be returned, then revenue and cost of goods sold relative to those 5 units must be deferred until the return right lapses. The other 95 units are not subject to a right of return and thus, SFAS 48 is not applicable. Revenue may be recognized relative to those 95 units, assuming that all other revenue recognition criteria have been met.
To date, the Company has not permitted its retail customers to return more units than they are contractually allowed (i.e., they have not exceeded the contractual caps), nor does it intend to allow a breach of these terms. With certain retail customers, actual returns to date have been lower than the capped amount and with other retail customers actual returns have approximated the capped amount. However, the Company has not been able to obtain a sufficient amount of data to establish reliable returns history for its retail channel. Therefore, as stated above, the revenue related to the full amount of the units subject to the cap is deferred until the return right lapses.
Regarding SAB Topic 13.A.4.b, Question 5, the Company considered the Question and the Company is not defaulting to the upper end of potential return rates or conservatively estimating maximum possible returns. In contrast, the Company is deferring revenue for units in which a return right exists until the return right lapses due to limited return history and the Company’s inability to reliably estimate actual returns at the time.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

The Company respectfully acknowledges the Staff’s comment and will clarify the disclosure in its future Form 10-K filings in a manner similar to the following:
“[... During Fiscal 2008, Dell began selling its products through retailers. Sales to Dell’s retail customers are generally made under agreements allowing for limited rights of return, price protection, rebates, and marketing development funds. Dell has generally limited the return rights through contractual caps within Dell’s agreements with its retailers. Dell’s policy for sales to retailers is that it defers the full amount of revenue relative to sales for which the rights of return do apply as it does not currently have sufficient historical data to establish reasonable and reliable estimates of returns. All other sales for which the rights of return do not apply are recognized upon shipment when all applicable revenue recognition criteria have been met. To the extent return rights are not limited by a contractual cap, all of the revenue and related cost are deferred until the product has been sold by the retailer, the rights expire, or a reliable estimate of such amounts can be made...”]
Additionally, the Company wishes to point out that it is in the process of accumulating and analyzing historical data, and developing processes and procedures that will allow the Company to reliably estimate returns for its retail channel. As noted above, reliable estimate of returns cannot be made for the Company’s retail channel at this time until more history is established and processes are further developed.
Note 4 — Capitalization, page 67
16.	We note that you have classified four million shares as redeemable common stock as of February 1, 2008, and May 2, 2008, due to the fact that these shares are subject to rescission rights. Please reconcile the liability recorded within your financial statements to the rescission offers contained in your above-referenced registration statements on Form S-1.
Response: The Staff is supplementally advised that the Company is registering 5,841,982 shares of common stock purchased under the ESPP, 10,083,621 shares of common stock purchased under the 401(k) Plan, and 30,000 shares of common stock purchased under the Canadian Plans. The referenced shares on the facing pages of the Form S-1s represent all “issuances” of the Company’s shares of common stock, including, with respect to the Form S-1s relating to the retirement plans, cross-trading within the applicable retirement plan. (Cross-trading occurs when the trustee settles buy and sell orders within the applicable fund instead of purchasing and buying shares on the open market.) Furthermore, under the terms of the rescission offers, shareholders who sold these shares are eligible to receive amounts equal to the excess of the amounts they paid for the shares over the proceeds from the sales of the shares (or “loss”), plus interest. The shareholders who continue to hold these shares are eligible to receive the amounts paid for the shares, plus interest, if the amount paid for the shares, plus interest, is more than

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

the value of the shares on the expiration date of the rescission offer. Therefore, the Company has a potential liability for the total price paid for affected shares still held by shareholders, plus interest, and for affected shares that have been sold, for the losses, plus interest, to the extent that shareholders accept the rescission offers.
The four million shares classified as redeemable common stock as of February 1, 2008, and May 2, 2008, on page 67 of the fiscal year 2008 Form 10-K represent the shares still held by original purchasers at those dates who are eligible to receive the rescission offer. The related dollar amounts on page 67 represent the amounts paid by the employees for those shares. Because no event has occurred that would cause the shares classified as redeemable on the balance sheet to be mandatorily redeemable financial instruments, they are presently classified outside of permanent equity.
The price of the Company’s stock on the expiration date of the rescission offer as well as the number of shareholders who accept the rescission offer (including those who incurred a loss on disposal) will ultimately determine the Company’s final payment amount. The total number of shares the Company is registering under the Form S-1s is higher than the number of shares still actually held by the original acquiring shareholders, as some shareholders have disposed of shares they originally purchased. Those shareholders are eligible to claim any amounts lost on those disposals; however, the Company did not classify those shares as redeemable because the actual shares are not eligible for redemption as the right to the rescission offer is non-transferable. Because the Company’s ultimate payment is dependent upon acceptance of the rescission offer, no liability for those losses, if any, has been recognized pending the completion of the rescission offer, as the Company does not believe that it is possible to determine whether or not it is probable the shares will be redeemed or these “losses” or interest will be paid until the Company has the acceptance information.
The Staff is further advised that the potential losses and interest in excess of the value of the redeemable shares disclosed as redeemable common stock on the balance sheet are not expected to be material to the Company’s financial condition or results of operations.
* * * * * * *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David L. Orlic
Securities and Exchange Commission
July 21, 2008

          If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3719, or by facsimile at
(214) 969-5100.

Very truly yours,
/s/ Robert L. Estep
Robert L. Estep

cc:	Lawrence P. Tu, Esq. Janet B. Wright, Esq. Robert Potts, Esq. Mark E. Betzen, Esq.